Westcore Trust

1290 Broadway, Suite 1100

Denver, CO  80203

April 29, 2010

Via EDGAR

Mr. Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Westcore Trust (the “Registrant”)

File Nos. 002-75677; 811-03373

Dear Mr. Greene:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by the U.S. Securities and Exchange Commission (the “Staff”) on April 20, 2010 to the revised Principal Investment Strategies, Principal Investment Risks, and Portfolio Managers disclosure of the Summary Sections of the Westcore Trust Prospectus (“Revised Summary Sections Disclosure”), accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

APRIL 20, 2010 STAFF COMMENTS:  REVISED SUMMARY SECTION DISCLOSURE

COMMENT NOS. 1 - 5 APPLY TO EACH OF THE TWELVE SUMMARY SECTIONS IN THE STATUTORY PROSPECTUS WHERE APPLICABLE

1.

Staff Comment: Please confirm that none of these changes to the Principal Investment Strategies effect a Fund’s fundamental investment policy that would require prior shareholder approval.

Registrant’s Response: The Registrant has confirmed that none of the changes to the Westcore Funds Principal Investment Strategies affect any fundamental investment policies of the Funds that would require shareholder approval.

2.

Staff Comment:  Please explain the reason for removing the “Foreign Exposure Risk” bullet in the “Principal Risks of Investing in the Fund” section of the Westcore Growth Fund. Please include in your response if the reason is due to the Portfolio changing securities, and also state if the Portfolio still holds emerging markets foreign securities.

Registrant’s Response: The Registrant confirms that there were no changes in the securities within the Portfolio as a result of this comment and that the Portfolio does not hold any direct foreign investments. It is expected that in the future this would be an immaterial percentage of the portfolio, if any, and therefore the Registrant concluded to remove the “Foreign Exposure Risk” bullet in the “Principal Risks of Investing in the Fund” section of the Westcore Growth Fund. The Registrant did retain the “Indirect Foreign Exposure Risk” disclosure as this is considered a more relevant risk for the Fund.

3.

Staff Comment:  Please clarify the reference to “Investments in U.S. traded securities that are organized under the laws of a foreign country” in the first sentence of the “Indirect Foreign Exposure Risk” bullet for the Westcore Growth Fund that these are in fact non-U.S. Securities, as referenced in the second sentence of the same bullet, or domestic securities that create a foreign exposure risk.

Registrant’s Response:  The Registrant has clarified the first and second sentence of the “Indirect Foreign Exposure Risk” bullet for the Westcore Growth Fund by eliminating language in the second sentence that was determined to be unnecessary.

4.

Staff Comment:  Please put back in the range disclosure of the benchmark index under the third bullet of the “Principal Investment Strategies of the Fund” Section of the Westcore MIDCO Growth Fund.

Registrant’s Response:  The Registrant has put back in the range disclosure for the benchmark index under the third bullet of the “Principal Investment Strategies of the Fund” Section of the Westcore MIDCO Growth Fund.

5.

Staff Comment:  Please add disclosure to the seventh bullet of the “Principal Investment Strategies of the Fund” Section of the Westcore MIDCO Growth Fund stating what drives the investment decision of the Advisor to sell.

Registrant’s Response:  The Registrant has revised the disclosure under the seventh bullet of the “Principal Investment Strategies of the Fund” Section of the Westcore MIDCO Growth Fund as follows:

“Stocks may be sold when conditions have changed and the company’s prospects are no longer attractive, its stock price has achieved the team’s valuation target, certain objective criteria are met or better relative investment opportunities have been identified”.

* * *

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact the undersigned at (720) 623-2577.

Very truly yours,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary of Westcore Trust

cc:

Jasper R. Frontz, Denver Investment Advisors LLC

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP